FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 13, 2020

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2019

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2019 net earnings of $2,004.1 million ($69.79 net earnings per diluted share after payment of preferred share dividends) compared to fiscal year 2018 net earnings of $376.0 million ($11.65 net earnings per diluted share after payment of preferred share dividends), primarily reflecting net gains on investments. Book value per basic share at December 31, 2019 was $486.10 compared to $432.46 at December 31, 2018 (an increase of 14.8% adjusted for the $10 per common share dividend paid in the first quarter of 2019).
"2019 was a record year for Fairfax with $2 billion in net earnings, resulting in book value per share growth of 14.8%. Our insurance companies continued to have strong underwriting performance during 2019 with a consolidated combined ratio of 96.9%, with Zenith National at 85.2% and all of our other major companies between 96.2% and 97.6%, and our operating income was excellent at $1,107.5 million. We continue to be soundly financed, with over $1 billion in cash and investments at the holding company and no significant holding company debt maturities until 2022," said Prem Watsa, Chairman and Chief Executive Officer.
The table below presents the sources of the company's net earnings in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Fourth quarter		Year ended December 31,
	2019	2018	2019	2018
	($ millions)
Gross premiums written	4,237.6	3,765.3	17,511.2	15,528.3
Net premiums written	3,221.5	3,054.3	13,835.6	12,431.0

Underwriting profit	123.8	19.2	394.5	318.3
Interest and dividends - insurance and reinsurance	155.5	143.3	657.0	544.1
Share of profit (loss) of associates - insurance and reinsurance	(28.6)	68.8	56.0	93.7
Operating income	250.7	231.3	1,107.5	956.1
Run-off (excluding net gains (losses) on investments)	(169.7)	(95.6)	(214.7)	(197.9)
Non-insurance companies (excluding net gains (losses) on investments)	(166.3)	135.5	(2.4)	380.3
Interest expense*	(117.0)	(87.2)	(472.0)	(347.1)
Corporate overhead and other income (expense)	1.0	(68.4)	98.1	(182.2)
Net gains (losses) on investments	640.4	(664.3)	1,716.2	252.9
Pre-tax income (loss)	439.1	(548.7)	2,232.7	862.1
Income taxes	63.6	95.5	(261.5)	(44.2)
Non-controlling interests	169.3	(24.4)	32.9	(441.9)
Net earnings (loss) attributable to shareholders of Fairfax	672.0	(477.6)	2,004.1	376.0

*	Including $17.0 million and $67.8 million in the fourth quarter and full year of 2019, respectively, related to the revised accounting for leases effective January 1, 2019.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Highlights for fiscal year 2019 (with comparisons to fiscal year 2018 except as otherwise noted) include the following:

•
The consolidated combined ratio of the insurance and reinsurance operations was 96.9%, producing an underwriting profit of $394.5 million, compared to a combined ratio of 97.3% and an underwriting profit of $318.3 million in 2018, primarily reflecting growth in net premiums earned and lower current period catastrophe losses, partially offset by lower net favourable prior year reserve development.

•	Net premiums written by the insurance and reinsurance operations increased by 10.3% to $13,261.1 million from $12,017.5 million.

•	Operating income of the insurance and reinsurance operations increased to $1,107.5 million from $956.1 million, primarily reflecting higher interest and dividends and underwriting profit.

•
Interest and dividends of $880.2 million increased from $783.5 million, primarily reflecting higher interest income earned on increased holdings of high quality U.S. corporate bonds, partially offset by lower interest income earned on decreased holdings of U.S. municipal bonds.

•
Share of profit of associates of $169.6 million decreased from $221.1 million, principally reflecting non-controlling interests' share of an impairment loss related to Thomas Cook India's spin-off of Quess (a non-cash transaction that had no impact on net earnings attributable to shareholders of Fairfax), partially offset by increased share of profit of Eurolife and IIFL Finance.

•
Interest expense of $472.0 million was comprised of $268.4 million incurred on borrowings by the holding company and the insurance and reinsurance companies, $135.8 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company) and $67.8 million of accretion on lease liabilities subsequent to the adoption of IFRS 16 on January 1, 2019.

•
Corporate overhead and other income of $98.1 million is primarily comprised of share of profit of associates of $165.1 million (principally Eurolife and share of a gain at Seaspan), and a performance fee payable to Fairfax by Fairfax India, partially offset by amortization of subsidiary holding companies' intangible assets and a loss on repurchase of long term debt of $23.7 million.

•
Short-dated U.S. treasury bonds and high quality corporate bonds represented 23.6% of the company's portfolio investments at December 31, 2019 compared to 34.7% at December 31, 2018, with the decrease primarily reflecting net sales of U.S. treasury bonds during 2019 and the proceeds principally reinvested into short term investments.

•	Net investment gains of $1,716.2 million in 2019 consisted of the following:

	Fourth quarter of 2019
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	192.7	476.6	669.3
Short equity exposures	(12.8)	(154.1)	(166.9)
Net equity exposures	179.9	322.5	502.4
Bonds	205.0	(219.3)	(14.3)
Other	30.0	122.3	152.3
	414.9	225.5	640.4

	Year ended December 31, 2019
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	792.3	838.8	1,631.1
Short equity exposures	(20.7)	(37.1)	(57.8)
Net equity exposures	771.6	801.7	1,573.3
Bonds	(55.2)	252.3	197.1
Other	(104.6)	50.4	(54.2)
	611.8	1,104.4	1,716.2

•
Net gains on long equity exposures of $1,631.1 million in 2019 was primarily comprised of unrealized appreciation of preferred shares of Go Digit Infoworks ($350.9 million), the sale of the company's remaining interest in ICICI Lombard ($240.0 million), a non-cash gain on the merger of Grivalia Properties into Eurobank ($171.3 million) and significant unrealized appreciation of common stocks.

•
Provision for income taxes in 2019 reflects an effective tax rate that is lower than the Canadian statutory income tax rate primarily due to income earned outside of Canada that is taxed at lower rates, and the recognition of previously unrecorded U.S. foreign tax credits.

•	Subsequent to December 31, 2019:

•
On December 20, 2019 the company entered into an agreement to contribute its wholly owned European Run-off group ("European Run-off") to RiverStone Barbados Limited (“RiverStone Barbados”), a newly created entity to be jointly managed with OMERS, the pension plan for municipal employees in the province of Ontario. Pursuant to the agreement, OMERS will subscribe for a 40.0% equity interest in RiverStone Barbados for cash consideration of approximately $598 million. At the closing date the company will deconsolidate European Run-off from its Run-off reporting segment and apply the equity method of accounting to its joint venture interest in RiverStone Barbados. The transaction is subject to regulatory approval and is expected to close in the first quarter of 2020. The assets and liabilities of European Run-off were presented as held for sale on the company's consolidated balance sheet at December 31, 2019.

•
The company held $1,098.9 million of cash and investments at the holding company level ($1,098.6 million net of short sale and derivative obligations) at December 31, 2019, compared to $1,557.2 million ($1,550.6 million net of short sale and derivative obligations) at December 31, 2018.

•	The company's total debt to total capital ratio, excluding non-insurance companies, decreased to 24.5% at December 31, 2019 from 25.0% at December 31, 2018.

•
During 2019 the company purchased 229,189 subordinate voting shares for treasury at an aggregate cost of $104.4 million. From the fourth quarter of 2017 up to December 31, 2019, the company has purchased 621,204 subordinate voting shares for cancellation and 663,482 subordinate voting shares for treasury at an aggregate cost of $636.1 million.

•
At December 31, 2019, common shareholders' equity was $13,042.6 million, or $486.10 per basic share, compared to $11,779.3 million, or $432.46 per basic share, at December 31, 2018. The increase in common shareholders' equity per basic share was primarily due to net earnings attributable to shareholders of Fairfax.

There were 26.9 million and 27.5 million weighted average common shares effectively outstanding during 2019 and 2018 respectively. At December 31, 2019 there were 26,831,069 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium, combined ratio, net (favourable) adverse prior year reserve development and current period catastrophe loss information, follow and form part of this news release.

In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
As previously announced, Fairfax will hold a conference call to discuss its 2019 year-end results at 8:30 a.m. Eastern time on Friday, February 14, 2020. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2013 (Canada or U.S.) or 1 (517) 308-9087 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, February 28, 2020. The replay may be accessed at 1 (888) 566-0627 (Canada or U.S.) or 1 (203) 369-3077 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
Vice President, Corporate Development
(416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements unless otherwise required by law.

Information on
CONSOLIDATED BALANCE SHEETS
as at December 31, 2019 and December 31, 2018
(unaudited - US$ millions)

	December 31, 2019	December 31, 2018
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $5.5; December 31, 2018 – $21.5)	1,098.9	1,557.2
Insurance contract receivables	5,435.0	5,110.7

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents - $664.8; December 31, 2018 - $560.9)	10,021.3	6,722.0
Bonds (cost $15,353.9; December 31, 2018 – $19,281.8)	15,618.1	19,256.4
Preferred stocks (cost $241.3; December 31, 2018 – $327.2)	578.2	260.1
Common stocks (cost $5,533.7; December 31, 2018 – $5,014.2)	5,287.6	4,431.4
Investments in associates (fair value $3,357.3; December 31, 2018 – $3,279.1)	3,195.8	3,471.9
Derivatives and other invested assets (cost $1,168.7; December 31, 2018 – $971.3)	759.1	563.6
Assets pledged for short sale and derivative obligations (cost $146.7; December 31, 2018 – $164.8)	146.9	164.6
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	2,504.6	2,562.9
	38,111.6	37,432.9

Assets held for sale	2,785.6	—
Deferred premium acquisition costs	1,344.3	1,127.3
Recoverable from reinsurers (including recoverables on paid losses – $637.3; December 31, 2018 – $651.0)	9,155.8	8,400.9
Deferred income taxes	375.9	497.9
Goodwill and intangible assets	6,194.1	5,676.9
Other assets	6,007.3	4,568.3
Total assets	70,508.5	64,372.1

Liabilities
Accounts payable and accrued liabilities	4,814.1	3,020.0
Short sale and derivative obligations (including at the holding company – $0.3; December 31, 2018 – $6.6)	205.9	149.5
Liabilities associated with assets held for sale	2,035.1	—
Insurance contract payables	2,591.0	2,003.1
Insurance contract liabilities	35,722.6	35,353.9
Borrowings – holding company and insurance and reinsurance companies	5,156.9	4,855.2
Borrowings – non-insurance companies	2,075.7	1,625.2
Total liabilities	52,601.3	47,006.9

Equity
Common shareholders’ equity	13,042.6	11,779.3
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	14,378.1	13,114.8
Non-controlling interests	3,529.1	4,250.4
Total equity	17,907.2	17,365.2
	70,508.5	64,372.1

Book value per basic share	$486.10	$432.46

Information on
CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2019 and 2018
(unaudited - US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2019	2018	2019	2018
Income
Gross premiums written	4,237.6	3,765.3	17,511.2	15,528.3
Net premiums written	3,221.5	3,054.3	13,835.6	12,431.0

Gross premiums earned	4,269.7	4,036.9	16,611.0	15,001.4
Premiums ceded to reinsurers	(987.3)	(777.4)	(3,381.3)	(2,935.4)
Net premiums earned	3,282.4	3,259.5	13,229.7	12,066.0
Interest and dividends	207.8	200.9	880.2	783.5
Share of profit (loss) of associates	(245.5)	94.2	169.6	221.1
Net gains (losses) on investments	640.4	(664.3)	1,716.2	252.9
Other revenue	1,647.9	1,289.6	5,537.1	4,434.2
	5,533.0	4,179.9	21,532.8	17,757.7
Expenses
Losses on claims, gross	3,475.6	3,412.7	11,758.9	10,598.6
Losses on claims, ceded to reinsurers	(1,311.8)	(1,124.3)	(3,070.8)	(2,775.2)
Losses on claims, net	2,163.8	2,288.4	8,688.1	7,823.4
Operating expenses	654.7	619.7	2,476.3	2,444.7
Commissions, net	582.0	553.6	2,206.8	2,051.0
Interest expense	117.0	87.2	472.0	347.1
Other expenses	1,576.4	1,179.7	5,456.9	4,229.4
	5,093.9	4,728.6	19,300.1	16,895.6
Earnings (loss) before income taxes	439.1	(548.7)	2,232.7	862.1
Provision for (recovery of) income taxes	(63.6)	(95.5)	261.5	44.2
Net earnings (loss)	502.7	(453.2)	1,971.2	817.9

Attributable to:
Shareholders of Fairfax	672.0	(477.6)	2,004.1	376.0
Non-controlling interests	(169.3)	24.4	(32.9)	441.9
	502.7	(453.2)	1,971.2	817.9

Net earnings (loss) per share	$24.62	$(17.89)	$72.80	$12.03
Net earnings (loss) per diluted share	$23.58	$(17.89)	$69.79	$11.65
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	26,826	27,327	26,901	27,506

Information on
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2019 and 2018
(unaudited - US$ millions)

	Fourth quarter		Year ended December 31,
	2019	2018	2019	2018

Net earnings (loss)	502.7	(453.2)	1,971.2	817.9

Other comprehensive loss, net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	133.2	(83.4)	101.4	(661.2)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(44.4)	111.7	(105.6)	166.3
Gains (losses) on hedge of net investment in European operations	(9.0)	13.8	(35.3)	57.1
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	24.2	(12.5)	(37.7)	(49.1)
	104.0	29.6	(77.2)	(486.9)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	(69.3)	10.2	(69.3)	10.2
Share of net losses on defined benefit plans of associates	(66.5)	(52.4)	(41.3)	(44.0)
	(135.8)	(42.2)	(110.6)	(33.8)

Other comprehensive loss, net of income taxes	(31.8)	(12.6)	(187.8)	(520.7)
Comprehensive income (loss)	470.9	(465.8)	1,783.4	297.2

Attributable to:
Shareholders of Fairfax	638.3	(507.7)	1,857.7	65.5
Non-controlling interests	(167.4)	41.9	(74.3)	231.7
	470.9	(465.8)	1,783.4	297.2

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written, net premiums earned and combined ratios for the insurance and reinsurance operations (excluding Run-off) in the fourth quarters and full years ended December 31, 2019 and 2018 were as follows:
Net Premiums Written

	Fourth quarter		Year ended December 31,
	2019	2018	2019	2018
Northbridge	375.2	312.2	1,350.3	1,173.6
Odyssey Group	883.7	712.3	3,393.8	2,897.8
Crum & Forster	593.2	467.4	2,331.5	1,977.8
Zenith National	141.3	151.7	720.8	789.2
Brit	417.1	274.1	1,656.2	1,494.2
Allied World	431.4	486.6	2,428.9	2,368.8
Fairfax Asia	70.0	46.4	231.2	191.9
Insurance and Reinsurance - Other	298.4	189.8	1,148.4	1,124.2
Insurance and reinsurance operations	3,210.3	2,640.5	13,261.1	12,017.5

Net Premiums Earned

	Fourth quarter		Year ended December 31,
	2019	2018	2019	2018
Northbridge	329.1	284.0	1,240.3	1,119.2
Odyssey Group	815.7	688.2	3,179.2	2,755.4
Crum & Forster	604.3	503.7	2,193.8	1,960.9
Zenith National	185.6	202.2	735.0	804.3
Brit	446.6	307.5	1,641.9	1,479.7
Allied World	539.1	603.9	2,335.4	2,286.8
Fairfax Asia	70.1	46.1	215.2	189.5
Insurance and Reinsurance - Other	274.8	224.6	1,046.8	1,065.6
Insurance and reinsurance operations	3,265.3	2,860.2	12,587.6	11,661.4

Combined Ratios

	Fourth quarter		Year ended December 31,
	2019	2018	2019	2018
Northbridge	89.4%	89.0%	96.2%	95.8%
Odyssey Group	99.8%	93.1%	97.2%	93.4%
Crum & Forster	97.4%	97.1%	97.6%	98.3%
Zenith National	90.8%	75.5%	85.2%	82.6%
Brit	91.4%	120.2%	96.9%	105.2%
Allied World	93.6%	105.3%	97.5%	98.1%
Fairfax Asia	95.4%	96.2%	97.0%	99.8%
Insurance and Reinsurance - Other	107.9%	113.5%	101.7%	104.6%
Insurance and reinsurance operations	96.2%	99.3%	96.9%	97.3%

Prior year reserve development and current period catastrophe losses of the insurance and reinsurance operations (excluding Run-off) in the fourth quarters and full years ended December 31, 2019 and 2018 were as follows:

Net (Favourable) Adverse Prior Year Reserve Development

	Fourth quarter		Year ended December 31,
	2019	2018	2019	2018
Northbridge	(35.2)	(35.0)	(67.1)	(106.7)
Odyssey Group	(144.0)	(193.5)	(229.6)	(345.7)
Crum & Forster	(1.5)	(3.8)	(6.2)	(3.9)
Zenith National	(6.7)	(26.0)	(82.1)	(85.3)
Brit	(36.4)	(71.5)	(46.5)	(99.3)
Allied World	(47.3)	(68.2)	32.0	(96.6)
Fairfax Asia	(7.3)	(8.1)	(28.3)	(24.4)
Insurance and Reinsurance - Other	(16.4)	(10.6)	(52.0)	(27.1)
Insurance and reinsurance operations	(294.8)	(416.7)	(479.8)	(789.0)

Current Period Catastrophe Losses

	Fourth quarter				Year ended December 31,
	2019		2018		2019		2018
	Catastrophe losses(1)	Combined ratio impact(2)	Catastrophe losses(1)	Combined ratio impact(2)	Catastrophe losses(1)	Combined ratio impact(2)	Catastrophe losses(1)	Combined ratio impact(2)
Typhoon Hagibis	146.0	4.5	—	—	146.0	1.2	—	—
Typhoon Faxai	54.7	1.7	—	—	76.1	0.6	—	—
Hurricane Dorian	(9.3)	(0.3)	—	—	66.1	0.5	—	—
California wildfires(3)	—	—	232.7	8.1	—	—	232.7	2.0
Hurricane Michael	—	—	137.8	4.8	—	—	137.8	1.2
Typhoon Jebi	—	—	26.5	0.9	—	—	102.0	0.9
Hurricane Florence	—	—	(2.9)	(0.1)	—	—	69.0	0.6
Other	80.1	2.4	46.2	1.7	209.6	1.7	210.8	1.8
	271.5	8.3	440.3	15.4	497.8	4.0	752.3	6.5

(1)	Net of reinstatement premiums.

(2)	Expressed in combined ratio points.

(3)	California wildfires include the Woolsey and Camp wildfires in 2018.